UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 17)

THE ARISTOTLE CORPORATION

(NAME OF ISSUER)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(TITLE OF CLASS OF SECURITIES)

040 448201

(CUSIP NUMBER)

H. WILLIAM SMITH

96 CUMMINGS POINT ROAD

STAMFORD, CT 06902 (203) 358-8000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON

AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

MAY 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

Page 2 of 15 Pages

CUSIP NO.:  040 448201

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
GENEVE CORPORATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC, OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 15,984,971
		8.	SHARED VOTING POWER 0
		9.	SOLE DISPOSITIVE POWER 15,984,971
		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,984,971

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
92.6%

14.	TYPE OF REPORTING PERSON
CO

Page 3 of 15 Pages

Item 1.  Security and Issuer.

The undersigned, Geneve Corporation (“Geneve”), hereby supplements and amends the Schedule 13D, dated January 9, 1998 (the “Statement”), filed in connection with the Common Stock, par value $.01 per share (“Common Stock”), of The Aristotle Corporation, a Delaware corporation (the “Company”), as follows (reference is made to the Statement for previously reported facts):

Item 4.  Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following:

“On May 22, 2006, Geneve delivered a letter (the “Letter”) to the Company’s Board of Directors proposing to merge a subsidiary of Geneve into the Company, with the Company being the surviving entity in the merger (the “proposed Merger”).  Pursuant to the proposed Merger, (i) all minority holders of the Company’s Common Stock and (ii) all holders of the Company’s Series I Preferred Stock would receive cash upon delivery of their shares following the effective date of the proposed Merger.  Certain terms and conditions of the proposed Merger are set forth in the Letter, a copy of which is attached hereto as Item 7(i).  The contents of the Letter are incorporated herein by reference thereto.

In addition, on May 21, 2006, Geneve entered into an agreement with John J. Crawford, the former CEO and a former director of the Company, pursuant to which, among other things, Mr. Crawford has agreed to vote in favor of the proposed Merger (the “Crawford Agreement”), if the proposed Merger is recommended by a special committee of the Company’s Board of Directors.  Mr. Crawford currently holds 102,403 shares of the Company’s Common Stock and 62,843 shares of the Company’s Series I Preferred Stock.  A copy of the Crawford Agreement is attached hereto as Item 7(ii).”

Item 7.   Material to be Filed as Exhibits

(i)

Letter, dated May 22, 2006, delivered by Geneve to the Company’s Board of Directors.

(ii)

Agreement, dated May 21, 2006, by and between Geneve and John J. Crawford.

Page 4 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENEVE CORPORATION

By: /s/ Steven B. Lapin

Name: Steven B. Lapin
Title: President and Chief Operating Officer

Date:  May 22, 2006